August 14, 2019

VIA EDGAR

Pamela Long, Assistant Director

Erin Purnell, Staff Attorney

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:     Samoyed Holding Limited — Application for Withdrawal of Registration Statement on Form F-1 (File No. 333-227611)

Dear Ms. Long and Ms. Purnell:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Samoyed Holding Limited (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-1 (File No. 333-227611), together with all exhibits thereto, filed with the Commission on September 28, 2018 (the “Registration Statement”).

The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time due to unfavorable market conditions. The Registration Statement has never been declared effective by the Commission, and the Company has not sold any securities under the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this matter, please contact Stephanie Tang of Hogan Lovells at (+852) 2840-5026.

Sincerely yours,

Samoyed Holding Limited

/s/ Jianming Lin
Jianming Lin
Chairman, Samoyed Holding Limited

cc: Stephanie Tang, Hogan Lovells